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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          THE SPORTS CLUB COMPANY, INC.
    ........................................................................
                                (Name of Issuer)

                                  COMMON STOCK
    ........................................................................
                         (Title of Class of Securities)

                                    84917P100
    ........................................................................
                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
                                 (310) 556-2721
    ........................................................................
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     3/15/04
    ........................................................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84917P100
                                   SCHEDULE 13D               PAGE 2 OF 11 PAGES

..............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KAYNE ANDERSON CAPITAL ADVISORS, L.P.             - 95-4486379

..............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [X]
..............................................................................
 3      SEC USE ONLY
..............................................................................
 4      SOURCE OF FUNDS
..............................................................................
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(E)                                             [ ]
..............................................................................
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        A CALIFORNIA LIMITED PARTNERSHIP
..............................................................................
                              7     SOLE VOTING POWER

NUMBER OF                           0
SHARES                       ................................................
BENEFICIALLY                  8     SHARED VOTING POWER
OWNED BY
EACH REPORTING                       4,367,618
PERSON WITH                  ................................................
                              9     SOLE DISPOSITIVE POWER

                                    0
                             ................................................
                             10     SHARED DISPOSITIVE POWER

                                    4,367,618
..............................................................................
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,367,618
..............................................................................
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                            [ ]

..............................................................................
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        19.9%
..............................................................................
12      TYPE OF REPORTING PERSON

        IA
..............................................................................

CUSIP NO. 84917P100
                                   SCHEDULE 13D               PAGE 3 OF 11 PAGES

..............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RICHARD A. KAYNE                                  - ###-##-####
..............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [X]
..............................................................................
 3      SEC USE ONLY
..............................................................................
 4      SOURCE OF FUNDS
..............................................................................
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(E)                                             [ ]
..............................................................................
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        A U.S. CITIZEN
..............................................................................
                              7     SOLE VOTING POWER

NUMBER OF                           346,365
SHARES                       ................................................
BENEFICIALLY                  8     SHARED VOTING POWER
OWNED BY
EACH REPORTING                      4,367,618
PERSON WITH                  ................................................
                              9     SOLE DISPOSITIVE POWER

                                    346,365
                             ................................................
                             10     SHARED DISPOSITIVE POWER

                                    4,367,618
..............................................................................
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,713,983
..............................................................................
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                            [ ]

..............................................................................
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        21.1%
..............................................................................
12      TYPE OF REPORTING PERSON

        IN
..............................................................................

CUSIP NO. 84917P100
                                   SCHEDULE 13D               PAGE 4 OF 11 PAGES

..............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ARBCO ASSOCIATES, L.P.                            - 95-3214739
..............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [X]
..............................................................................
 3      SEC USE ONLY
..............................................................................
 4      SOURCE OF FUNDS
..............................................................................
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(E)                                             [ ]
..............................................................................
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        A U.S. CITIZEN
..............................................................................
                              7     SOLE VOTING POWER

NUMBER OF                           0
SHARES                       ................................................
BENEFICIALLY                  8     SHARED VOTING POWER
OWNED BY
EACH REPORTING                      1,530,036
PERSON WITH                  ................................................
                              9     SOLE DISPOSITIVE POWER

                                    0
                             ................................................
                             10     SHARED DISPOSITIVE POWER

                                    1,530,036
..............................................................................
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,530,036
..............................................................................
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                            [ ]

..............................................................................
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.8%
..............................................................................
12      TYPE OF REPORTING PERSON

        PN
..............................................................................

CUSIP NO. 84917P100
                                   SCHEDULE 13D               PAGE 5 OF 11 PAGES

..............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KAYNE ANDERSON NON-TRADITIONAL INVESTMENTS, L.P.  - 95-4198602
..............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [X]
..............................................................................
 3      SEC USE ONLY
..............................................................................
 4      SOURCE OF FUNDS
..............................................................................
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(E)                                             [ ]
..............................................................................
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        A U.S. CITIZEN
..............................................................................
                              7     SOLE VOTING POWER

NUMBER OF                           0
SHARES                       ................................................
BENEFICIALLY                  8     SHARED VOTING POWER
OWNED BY
EACH REPORTING                      1,725,705
PERSON WITH                  ................................................
                              9     SOLE DISPOSITIVE POWER

                                    0
                             ................................................
                             10     SHARED DISPOSITIVE POWER

                                    1,725,705
..............................................................................
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,725,705
..............................................................................
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                            [ ]

..............................................................................
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        8.6%
..............................................................................
12      TYPE OF REPORTING PERSON

        PN
..............................................................................

United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

*********************

ITEM 1.  SECURITY AND ISSUER

Common Stock, $0.01 Par Value.

        The Sports Club Company, Inc.
        11100 Santa Monica Boulevard
        Suite 300
        Los Angeles, CA  90025

ITEM 2.  IDENTITY AND BACKGROUND

The Reporting Persons include Kayne Anderson Capital Advisors, L.P., Richard A. Kayne, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

a.      KAYNE ANDERSON CAPITAL ADVISORS, L.P.

        Kayne Anderson Capital Advisors, L.P. ("KACALP"), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment partnerships holding the Issuer's Common Stock, including but not limited to Arbco Associates, L.P. ("Arbco") and Kayne Anderson Non-Traditional Investments, L.P.("KANTI"), each of which is a California limited partnership and a Reporting Person.

        Kayne Anderson Investment Management, Inc. ("KAIM"), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc. ("KA Holdings"), a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of KACALP, the investment limited partnerships, KAIM or KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

        During the past five years, none of KACALP, the investment limited partnerships, KAIM or KA Holdings has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.      RICHARD A. KAYNE

        Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM and KA Holdings.

        Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company ("KARIM"), and President and Director of KA Associates, Inc., a Nevada corporation ("KAA"). KARIM is a registered investment adviser. KAA is a registered broker/dealer. The principal business address of KARIM and KAA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

        None of the Reporting Persons, KAIM or KA Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

c. The following additional persons are officers and/or directors of one or both of KAIM and KA Holdings. (KACALP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. None of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

        JOHN E. ANDERSON.     Chairman of Topa Equities, Ltd., a diversified
                              investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
                              Mr. Anderson is Director of KAIM and KA Holdings.

        HOWARD M. ZELIKOW.    Vice President and Director of KAIM

        ROBERT V. SINNOTT.    Vice President of KAIM

        RALPH C. WALTER.      Chief Operating Officer of KAIM and KA Holdings.

        DAVID J. SHLADOVSKY.  General Counsel and Secretary of KAIM and KA
                              Holdings.

        JOHN DALEY.           Chief Financial Officer and Treasurer of KAIM and
                              KA Holdings.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The following information amends and supplements Item 3:

On March 15, 2004, Arbco, KANTI and a third investment partnership managed by KACALP purchased a total of 10,000 shares of Series D Preferred Stock (as defined below) from the Issuer for an aggregate purchase price of $1,000,000. The source of the funds used in making such purchase was a combination of cash and security contributions by limited partners.

ITEM 4.  PURPOSE OF TRANSACTION

On February 19, 2004, KACALP agreed to make an investment in the Issuer in accordance with the terms set forth in a non-executed term sheet (the "New Term Sheet") also agreed to by Millennium Partners LLC and its affiliates ("Millennium") and Rex Licklider ("Licklider"). Millennium and Licklider are significant beneficial owners of the Issuer's Common Stock and each has filed a
Schedule 13D pursuant to the Act. The New Term Sheet sets forth a non-binding plan for the parties thereto to purchase an aggregate of 65,000 shares of Series D Convertible Preferred Stock (the "Series D Preferred") of the Issuer at $100 per share.

On March 15, 2004, Arbco, KANTI and a third KACALP investment partnership (the "KACALP Purchasers") purchased an aggregate of 10,000 shares of Series D Preferred for an aggregate purchase price of $1,000,000, pursuant to the terms of a Stock Purchase Agreement, dated as of March 10, 2004, by and among the Issuer, the KACALP Purchasers, Millennium and Licklider. Pursuant to the same agreement, Millennium purchased an aggregate of 45,000 shares for an aggregate purchase price of $4,500,000 and Licklider purchased an aggregate of 10,000 shares for an aggregate purchase price of $1,000,000. Each share of the Series D Preferred is convertible at the option of its holder at any time into one share of Common Stock at a conversion price of $2.00 per share (subject to adjustment under certain circumstances). The shares of Series D Preferred Stock are also subject to mandatory conversion into Common Stock under certain circumstances.

The Series D Preferred entitles each holder thereof to one vote for each share of Common Stock into which such Series D Preferred is convertible and dividends at an annual rate of $9.00 per share. Dividends are cumulative, do not accrue interest and, at the Issuer's option, may be paid in additional shares of the Series D Preferred. With respect to dividend rights and rights in the event of the liquidation or dissolution of the Issuer, the Series D Preferred Stock ranks senior to the Common Stock, the Issuer's Series B Convertible Preferred Stock (the "Series B Preferred") and Series C Convertible Preferred Stock. The Issuer is prohibited from issuing any capital stock that ranks senior to, or pari passu with, the Series D Preferred without the consent of the holders of 85 percent of the outstanding shares of the Series D Preferred.

Upon the liquidation or dissolution of the Issuer, holders of the Series D Preferred are entitled to receive, prior to any distribution to any other stockholder, a liquidation amount equal to $100 per share (subject to adjustment under certain circumstances), together with all accrued and unpaid dividends with respect to such shares.

The Issuer may, at any time after March 10, 2010, redeem, in whole or in part, the outstanding shares of the Series D Preferred at a redemption price equal to $100 per share, together with all accrued and unpaid dividends with respect to such shares.

In connection with the purchase of the Series D Preferred, the Issuer, the KACALP Purchasers, Millennium and Licklider entered into an Investors' Rights Agreement dated as of March 10, 2004 (the "Series D Rights Agreement"), which governs, among other things, the rights of the purchasers of the Series D Preferred to cause the Issuer to register under the Securities Act the shares of Common Stock into which their Series D Preferred is convertible. The Series D Rights Agreement also affords the parties thereto certain consent rights with respect to the operation of the Issuer's business. KACALP and Licklider also will each have the right to designate one director and Millennium will have the right to designate two directors (one of which must be an independent director) to serve on the Issuer's board of directors. KACALP, Millennium and Licklider have agreed to take all actions necessary to elect each such designee to the board of directors of the Issuer. The consent rights and director designation rights described above will terminate if certain specified Common Stock ownership thresholds are not satisfied.

As a result of certain of the provisions set forth in the Series D Rights Agreement, the Reporting Persons have formed a "group" with Millennium and Licklider for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by Millennium and Licklider as reported on their respective
Schedule 13D or Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's Common Stock beneficially owned by Millennium and Licklider.

Except as set forth in this Item 4, KACALP has no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

a. KACALP and Richard A. Kayne report beneficial ownership of 4,367,618 and 4,713,983 shares, respectively, representing 19.9% and 21.1% of the shares outstanding. These amounts include 3,420,355 shares of common stock which may be acquired upon conversion of Series B Preferred and 500,000 shares of common stock which may be acquired upon conversion of Series D Preferred.

As a result of the issuance of the Series D Preferred, certain anti-dilution provisions applicable to the Series B Preferred held by the Reporting Persons were triggered. As a result, the Series B Preferred held by the Reporting Persons is now convertible into 3,420,355 shares of common stock at a conversion price of $2.8871. This represents an increase of 128,688 common shares and a corresponding reduction of the conversion price to $2.88.

b. KACALP has shared voting and dispositve power (with Richard A. Kayne) over 4,367,618 shares. Richard A. Kayne has sole voting and dispositive power over 346,365 shares and shared voting and dispositive power (with KACALP) over 4,367,618 shares.

The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACALP have shared voting and dispositive power are held by accounts for which KACALP serves as investment adviser and, in most cases, as general partner.

KACALP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACALP in such limited partnerships.

c.      Transactions of the shares were made as follows:

                                  Common Stock         Stock
  Date              Type          # of shares          Price      Where/how transaction effected
--------            ----          -----------          ------     ------------------------------
3/15/04             Series D         500,000            $2.00     From Issuer (1)
                    Preferred


        (1) Issuable upon conversion of Series D Preferred. KACALP expressly disclaims any beneficial ownership of any of the Series D Preferred (or Common Stock into which such preferred stock is convertible) owned by Millennium or Licklider.

d.  Not applicable

e.  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Please see Item 4.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement among Richard A. Kayne, KACALP, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

Exhibit 2 Investors' Rights Agreement entered into as of March 10, 2004 by and among the Sports Club Company, Inc., Arbco Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P., Kayne Anderson Select Investments A, L.P., MDP Ventures II LLC and Rex
               A. Licklider, as trustee of the Licklider Living Trust, incorporated herein by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Commission on March 17, 2004.

Exhibit 3 Preferred Stock Purchase Agreement entered into as of March 10, 2004 by and among the Sports Club Company, Inc., Arbco Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P., Kayne Anderson Select Investments A, L.P., MDP Ventures II LLC and Rex A. Licklider, as trustee of the Licklider Living Trust, incorporated herein by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on March 17, 2004.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                 March 17, 2004
-----------------------------------------------
                      Date

             /S/ Richard A. Kayne
-----------------------------------------------
                Richard A. Kayne


KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:     Kayne Anderson Investment Management, Inc.


        By:  /S/ David J. Shladovsky
             -----------------------------------
             David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



/S/ Richard A. Kayne
--------------------------------------------
Richard A. Kayne



/S/ David J. Shladovsky
--------------------------------------------
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner



/S/ David J. Shladovsky
--------------------------------------------
Arbco Associates, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner



/S/ David J. Shladovsky
--------------------------------------------
Kayne Anderson Non-Traditional Investments, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner